UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Nine Energy Service, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

65441V101

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☐ Rule 13d–1(c)

☒ Rule 13d–1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65441V101

1	Name of Reporting Person: SCF-VII, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,528,550 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,528,550 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,528,550
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 25.0%(2)
12	Type of Reporting Person (See Instructions) PN
(1)	Power is exercised through Reporting Person’s general partner, SCF-VII, G.P. (as defined below) and its sole general partner, LESA (as defined below).

(2)	Based on 30,169,216 shares of Common Stock (as defined below) of the Issuer outstanding as of November 9, 2018.

CUSIP No. 65441V101

1	Name of Reporting Person: SCF-VII, G.P., Limited Partnership
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,528,550 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,528,550 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,528,550
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 25.0%(2)
12	Type of Reporting Person PN

(1)	Reporting Person holds power over shares held by SCF-VII, L.P. Reporting Person’s power is exercised by its sole general partner, LESA.

(2)	Based on 30,169,216 shares of Common Stock of the Issuer outstanding as of November 9, 2018.

CUSIP No. 65441V101

1	Name of Reporting Person: SCF-VII(A), L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,558,334 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,558,334 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,558,334
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.2%(2)
12	Type of Reporting Person (See Instructions) PN

(1)	Power is exercised through Reporting Person’s general partner, SCF-VII(A), G.P. (as defined below), and its sole general partner, LESA.

(2)	Based on 30,169,216 shares of Common Stock of the Issuer outstanding as of November 9, 2018.

CUSIP: 65441V101

1	Name of Reporting Person: SCF-VII(A), G.P., Limited Partnership
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,558,334 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,558,334 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,558,334
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.2%(2)
12	Type of Reporting Person (See Instructions) PN

(1)	Reporting Person holds power over shares held by SCF-VII(A), L.P. Reporting Person’s power is exercised by its sole general partner, LESA.

(2)	Based on 30,169,216 shares of Common Stock of the Issuer outstanding as of November 9, 2018.

CUSIP No. 65441V101

1	Name of Reporting Person: L.E. Simmons & Associates, Incorporated
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 9,086,884 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 9,086,884 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,086,884
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 30.1%(2)
12	Type of Reporting Person (See Instructions) CO
(1)	Reporting Person holds power over shares held by SCF-VII, L.P. and SCF-VII(A), L.P. through their respective general partners, and holds power over shares held by SCF-VII, G.P. and SCF-VII(A), G.P.

(2)	Based on 30,169,216 shares of Common Stock of the Issuer outstanding as of November 9, 2018.

CUSIP No. 65441V101

1	Name of Reporting Person: L.E. Simmons
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 9,086,884 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 9,086,884 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,086,884
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 30.1%(2)
12	Type of Reporting Person (See Instructions) IN

(1)

L.E. Simmons is the Chairman, sole stockholder and sole member of the board of directors of LESA, and in that capacity may be deemed to beneficially own all of the shares of Common Stock of the Issuer deemed to be beneficially owned by LESA. LESA indirectly holds power over shares held by SCF-VII, L.P. and SCF-VII(A), L.P. through their respective general partners, and holds power over shares held by SCF-VII, G.P. and SCF-VII(A), G.P.

(2)	Based on 30,169,216 shares of Common Stock of the Issuer outstanding as of November 9, 2018.

Item 1(a).	Name of issuer: Nine Energy Service, Inc. (the “Issuer”)

Item 1(b).	Address of issuer’s principal executive offices: 2001 Kirby Drive, Suite 200, Houston, Texas 77019.

Item 2(a).	Names of persons filing:

1. SCF-VII, L.P.;

2. SCF-VII, G.P., Limited Partnership (“SCF-VII, G.P.”);

3. SCF-VII(A), L.P.;

4. SCF-VII(A), G.P., Limited Partnership (“SCF-VII(A), G.P.”);

5. L.E. Simmons & Associates, Incorporated (“LESA”); and

6. L.E. Simmons.

Item 2(b).	Address or principal business office or, if none, residence of each Reporting Person is:

600 Travis Street, Suite 6600, Houston, Texas 77002.

Item 2(c).	Citizenship:

1. SCF-VII, L.P., a Delaware limited partnership;

2. SCF-VII, G.P., a Delaware limited partnership;

3. SCF-VII(A), L.P., a Delaware limited partnership;

4. SCF-VII(A), G.P., a Delaware limited partnership;

5. LESA, a Delaware corporation; and

6. L.E. Simmons, a natural person residing in the State of Texas and a citizen of the United States of America.

Item 2(d).	Title of class of securities: Common stock, par value $0.01 per share, of the Issuer (“Common Stock”).

Item 2(e).	CUSIP number: 65441V101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

The information in items 1 through 11 on the cover pages to this Schedule 13G is incorporated by reference.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2019

SCF-VII, L.P.
By: SCF-VII, G.P., Limited Partnership, its General Partner
By: L.E. Simmons & Associates, Incorporated, its General Partner

/s/ Anthony DeLuca
Name: Anthony DeLuca
Title: Managing Director

SCF-VII, G.P., Limited Partnership
By: L.E. Simmons & Associates, Incorporated, its General Partner

/s/ Anthony DeLuca
Name: Anthony DeLuca
Title: Managing Director

SCF-VII(A), L.P.
By: SCF-VII(A), G.P., Limited Partnership, its General Partner
By: L.E. Simmons & Associates, Incorporated, its General Partner

/s/ Anthony DeLuca
Name: Anthony DeLuca
Title: Managing Director

SCF-VII(A), G.P., Limited Partnership
By: L.E. Simmons & Associates, Incorporated, its General Partner

/s/ Anthony DeLuca
Name: Anthony DeLuca
Title: Managing Director

L.E. Simmons & Associates, Incorporated

/s/ Anthony DeLuca
Name: Anthony DeLuca
Title: Managing Director

L.E. Simmons

/s/ L.E. Simmons
Name:	L.E. Simmons, individually